
Mail Stop 3720

September 29, 2006

Via U.S. Mail and Fax
Mr. Michael Van Handel
Chief Financial Officer
Manpower, Inc.
5301 North Ironwood Road
Milwaukee, WI 53217

> **RE:** **Manpower, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed February 24, 2004**
>
> **Form 10-Q for the Quarter Ended June 30, 2006**
> **File No. 1-10686**

Dear Mr. Van Handel:

We have reviewed your supplemental response letter dated August 3, 2006 as well as your filing and have the following comments. As noted in our comment letter dated July 5, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Year Ended December 31, 2005

2005 Annual Report to Shareholders

Application of Critical Accounting Policies, page 46

1.   We note your response to and reissue comment 4. The revised disclosures you provided are not responsive to our comment. It is not clear why you believe these estimates are the most critical to your financial statements, and you should provide your investor with greater insight into the quality and variability of information regarding your financial condition and operating performance.

Exclusion of Unusual Items, page 21

2.   We note your response to comment 13. It is not clear to us, why you believe that excluding items that are or could be recurring is not a form of smoothing earnings, that is prohibited by Section 10(e) of Regulation S-X. In other words, if it is reasonably likely that costs incurred to reorganize and implement global cost reduction projects will recur within two years, or there were a similar charges or gains within the prior two years, we believe that these represent costs of your continuing business and should not be excluded from your reported results. In this regard, we do not believe that you have met the burden of demonstrating the usefulness of these non-GAAP measures; therefore, in future filings, please delete all references to "as adjusted" performance measures. Nevertheless, if you continue to present non-GAAP measures that exclude recurring charges, you must provide detailed disclosures why management believes performance measures that exclude these recurring charges are useful. Your discussion should, at a minimum, disclose the following:

- the manner in which management uses the non-GAAP measure to conduct or evaluate the business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure; and
- the manner in which management compensates for these limitations when using the non-GAAP financial measure.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                Sincerely,

                                /s/Larry Spirgel
                                Assistant Director